

April 16, 2012

Carol Meltzer, Esq.
General Counsel
Spectrum Group International, Inc.
1063 McGaw
Irvine, CA 92614

> **Re: Spectrum Group International, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-180214**

Dear Ms. Meltzer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

2. We note you have provided the undertaking set forth in Item 512(c) of Regulation S-K. Please revise your filing to discuss reoffering of the unsubscribed securities to the public.

Risk Factors, page 12

3. We note your disclosure in the first risk factor on page 11 in your Form 10-K for the fiscal year ended June 30, 2011. Please revise your filing to include this risk factor.

Use of Proceeds, page 16

4. Please clarify the amounts and sources of any material amounts of other funds that may be necessary to fund the purchase price of the securities purchase agreement in the event the offering is undersubscribed.   Please see Instruction 3 to Item 504 of Regulation S-K.

Certain Material U.S. Federal Income Tax Consequences, page 29

5. Please revise the heading and the first sentence of this section to delete the word "certain." Please see Section III.C.1 of Staff Legal Bulletin No. 19.

6. We note your discussion in this section that shareholders will not recognize any gain or loss upon the receipt and exercise of the subscription rights. Please provide a tax opinion addressing the material tax consequences of this transaction. Please see Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

Signatures

7. Please identify your principal accounting officer. See instructions to Signatures in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Abbe Dienstag
        Kramer Levin Naftalis & Frankel LLP